Exhibit 23(d)(8)

WAIVER/REIMBURSEMENT AGREEMENT

This WAIVER/REIMBURSEMENT AGREEMENT, dated as of October 1, 2008, is between SELIGMAN PORTFOLIOS, INC., a Maryland corporation (the “Fund”), on behalf of Seligman Large-Cap Value Portfolio (the “Portfolio”), and J. & W. SELIGMAN & CO. INCORPORATED, a Delaware corporation (the “Manager”). The Manager hereby agrees to waive its management fee and/or reimburse the Portfolio’s “other expenses” to the extent set forth in the Portfolio’s prospectus included in the Fund’s Registration Statement filed on or about September 26, 2008 with the Securities and Exchange Commission.

J. & W. SELIGMAN & CO. INCORPORATED		SELIGMAN PORTFOLIOS, INC.

BY:		BY:
	Brian T. Zino		Lawrence P. Vogel
TITLE:	President	TITLE:	Vice President & Treasurer
DATE:	October 1, 2008	DATE:	October 1, 2008